1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2009
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Science-Based Industrial Park,
Hsin-Chu, Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☑          Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐          No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

TSMC Reports Second Quarter EPS of NT$0.94
Hsin-Chu, Taiwan, R.O.C., July 30, 2009 — TSMC today announced consolidated revenue of NT$74.21 billion, net income of NT$24.44 billion, and diluted earnings per share of NT$0.94 (US$0.14 per ADS unit) for the second quarter ended June 30, 2009.
Year-over-year, second quarter revenue decreased 15.8% while net income and diluted EPS decreased 15% and 13.9%, respectively. Compared to first quarter of 2009, second quarter results represent an 87.9% increase in revenue, and an increase of 1467.9% in net income and an increase of 1466.5% in diluted EPS. All figures were prepared in accordance with R.O.C. GAAP on a consolidated basis.
Gross margin for the quarter was 46.2%, operating margin was 33.9%, and net margin was 32.9%.
As a result of improved demand outlook, customers’ companies launching new products, and customers’ inventory restocking, second quarter saw a sharp rebound in the demand for semiconductors across all applications.
Advanced process technologies (0.13-micron and below) accounted for 65% of wafer revenues. 90-nanometer process technology accounted for 23% of wafer revenues, 65-nanometer 28%, and 45/40-nanometer, with wafer shipments tripling those of 1Q, exceeded 1% of total wafer sales.
“Both our macroeconomic forecast and booking trend indicate that we will have a good third quarter,” said Lora Ho, VP and Chief Financial Officer of TSMC. “Based on our current business outlook, management expects overall performance for third quarter 2009 to be as follows”:
•	Revenue is expected to be between NT$88 billion and NT$90 billion;

•	Gross profit margin is expected to be between 46.5% and 48.5%;

•	Operating profit margin is expected to be between 35% and 37%.
Lora Ho further said: “Due to improved demand outlook for 2010 and a more aggressive technology strategy, TSMC 2009 capital expenditure is expected to be above both the 2008 expenditure of US$1.9 billion and the previously guided US$1.5 billion, and is expected to be around US$2.3 billion”.
###

TSMC’s 2009 second quarter consolidated results :
(Unit: NT$million, except for EPS)

	2Q09	2Q08	YoY	1Q09		QoQ
	Amount*	Amount	Inc. (Dec.) %	Amount		Inc. (Dec.) %
Net sales	74,212	88,137	(15.8)	39,500		87.9
Gross profit	34,296	40,221	(14.7)	7,480		358.5
Income from operations	25,127	30,373	(17.3)	1,209		1,977.7
Income before tax	26,389	32,377	(18.5)	749		3,425.6
Net income	24,442	28,771	(15.0)	1,559		1,467.9

EPS (NT$)	0.94 **	1.09 ***	(13.9)	0.06	****	1,466.5

*	2009 second quarter figures have not been approved by Board of Directors

**	Based on 25,944 million weighted average outstanding shares

***	Based on 26,286 million weighted average outstanding shares

****	Based on 25,920 million weighted average outstanding shares

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:

Ms. Lora Ho	Mr. J.H. Tzeng	Mr. Richard C.Y. Chung	Mr. Michael Kramer
VP & CFO, TSMC	Deputy Director	Technical Manager	Principal Specialist
Tel: 886-3-566-4602	PR Department, TSMC	PR Department, TSMC	PR Department, TSMC
	Tel: 886-3-505-5028	Tel: 886-3-563-6688	Tel: 886-3-563-6688
	Mobile: 886-928-882607	ext. 7125038	ext. 7126216
	E-Mail: jhtzeng@tsmc.com	Mobile: 886-911-258751	Mobile: 886-926-026632
		E-Mail: cychung@tsmc.com	E-Mail: pdkramer@tsmc.com

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: July 30, 2009	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer